UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Pretorius, Hermanus Lambertus
   Avenue du Mnt-Blanc 33
   1196 Gland,
   Switzerland
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/29/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Director, Global Manufacturing
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |12,900             |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time Options (right to|$7.60   |     |    | |           |   |8/9/9|1/25/|Common Stock|509    |       |18,397      |D  |            |
 buy)                 |        |     |    | |           |   |5    |07   |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Time Options (right to|$35.00  |     |    | |           |   |(1)  |02/08|Common Stock|10,000 |       |10,000 (1)  |D  |            |
 buy)                 |        |     |    | |           |   |     |/06  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Time Options (right to|$17.0625|     |    | |           |   |(2)  |09/28|Common Stock|57,000 |       |57,000      |D  |            |
 buy)                 |        |     |    | |           |   |     |/08  |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Time Options (right to|$14.00  |02/28|A   | |10,000     |A  |02/28|9/28/|Commn Stock,|10,000 |       |10,000      |D  |            |
 buy)                 |        |/00  |    | |           |   |/05  |08   | par value $|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |.01 per shar|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |e           |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) 2,500 of such options became exercisable on May 2, 1996 and 2,500 of such options became exercisbale on
August 28, 1997. 5,000 of such options will vest upon the earlier of (i) the date on which the closing price of the
Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii)
February 9,
2004.
(3) Of such options, 19,000 vested on each of: May 21, 1999, July 14, 1999 and September 29, 1999.
SIGNATURE OF REPORTING PERSON
/s/ Karen G. Narwold, Atty-in-Fact for Hermanus Pretorius
DATE
March 9, 2000